FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of September 2007 No.3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On September 25, 2007, Tower Semiconductor announced that it completed the expansion of its previously issued long-term bonds traded in Israel. Attached hereto is a copy of the press release.

     In the expansion, 12,118 units were sold, each comprised of long-term non-convertible bonds, with a face amount of NIS 2,500 (approximately $620), long-term convertible bonds, with a face amount of NIS 2,625 (approximately $651), and 58 warrants. The bonds were issued at 10% of par value. For a description of the terms of long-term bonds and warrants, please see the Registrant's Form 6-K filed on June 13, 2007.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TOWER SEMICONDUCTOR LTD.

Date: September 25, 2007                        By: /s/ Nati Somekh Gilboa
                                                --------------------------
                                                Nati Somekh Gilboa
                                                Corporate Secretary

                 TOWER SEMICONDUCTOR COMPLETES EXPANSION OF ITS
               PREVIOUSLY ISSUED LONG-TERM BONDS SERIES TRADED IN
                                     ISRAEL

MIGDAL HAEMEK, Israel - September 25, 2007 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), an independent specialty foundry, announced today that it has completed the expansion of its series of long-term bonds and warrants which are traded on the Tel Aviv Stock Exchange. The additional placement, which raised gross proceeds of approximately $14 million, was made pursuant to a prospectus declared effective by the Israel Securities Authority on July 26, 2007 covering the offer and sale of long-term bonds and warrants of the same type purchased by Israeli institutions on June 13, 2007.

The net proceeds raised are expected to be used to provide additional financing for the execution of the Company's previously announced capacity ramp-up plan.

The placement was made in Israel to Israeli residents only and was not open to investors from other countries.

The securities of the Company described in this release will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities.

ABOUT TOWER SEMICONDUCTOR LTD.:

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

CONTACTS:

         Tower Semiconductor
         Noit Levi, +972 4 604 7066
         noitle@towersemi.com

or

         Shelton Group Investor Relations
         Ryan Bright, + 1 972-239-5119 ext 159
         rbright@sheltongroup.com